AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Pursuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2017
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
AUD 30 million Kangaroo _ Tap 12"	Borrowing	6-Oct-17	13-Oct-17	27-Jul-27	AUD 30.00	Nomura Inter. Plc
ZAR 12 million Fixed Rate Notes "Improve the quality of life for the people of Africa"	Borrowing	6-Oct-17	21-Nov-17	21-Nov-21	ZAR 24.00	Credit Agricole Corporate & Investment Bank
AUD 10 million Fixed Rate Notes	Borrowing	10-Oct-17	19-Oct-17	19-Oct-27	AUD 10.00	Nomura Inter. Plc
JPY 300 million PRDC Callable Notes	Borrowing	16-Oct-17	1-Nov-17	1-Aug-47	JPY 300.00	Mizuho Inter. Plc
AUD 30 million Kangaroo _ Tap 13	Borrowing	17-Oct-17	24-Oct-17	27-Jul-27	AUD 30.00	Toronto Dominion
BRL 8 million Fixed Rate Notes	Borrowing	17-Oct-17	12-Dec-17	13-Dec-21	BRL 8.00	HSBC
IDR 18 Billion Fixed Rate Notes	Borrowing	17-Oct-17	12-Dec-17	13-Dec-21	IDR 18,000.00	HSBC
AUD 10.537 million Fixed Rate Notes	Borrowing	18-Oct-17	25-Oct-17	25-Oct-22	AUD 10.54	Nomura Inter. Plc
NZD 6.011 million Fixed Rate Notes	Borrowing	18-Oct-17	25-Oct-17	25-Oct-22	NZD 6.01	Nomura Inter. Plc
USD 2.73 million Fixed Rate Notes	Borrowing	18-Oct-17	25-Oct-17	25-Oct-22	USD 2.73	Nomura Inter. Plc
IDR 24 billion Fixed Rate Notes	Borrowing	23-Oct-17	24-Nov-17	27-Nov-19	IDR 24,000.00	Credit Agricole Corporate & Investment Bank
EUR 25 million Multi-Callable Notes	Borrowing	23-Oct-17	30-Oct-17	30-Oct-47	EUR 25.00	JP Morgan
AUD 30 million Fixed Rate Notes '' Industrialise Africa ''_ Tap 1	Borrowing	24-Oct-17	30-Oct-17	27-Sep-27	AUD 30.00	JP Morgan
ZAR 12 million Fixed Rate Notes "Improve the quality of life for the people of Africa"_Tap 1	Borrowing	24-Oct-17	21-Nov-17	21-Nov-21	ZAR 24.00	Credit Agricole Corporate & Investment Bank
JPY 500 million Callable PRDC Notes	Borrowing	24-Oct-17	13-Nov-17	1-Aug-47	JPY 500.00	Nomura Inter. Plc
JPY 300 million Callable PRDC Notes	Borrowing	27-Oct-17	21-Nov-17	21-Nov-47	JPY 300.00	Mitsubishi Securities Int.
JPY 300 million Callable Capped PRDC Notes	Borrowing	27-Oct-17	20-Nov-17	20-Nov-47	JPY 300.00	Daiwa Capital Markets
AUD 60 million Kangaroo Green Bond Tap 1	Borrowing	31-Oct-17	9-Nov-17	15-Dec-31	AUD 60.00	Nomura Inter. Plc
AUD 50 million Kangaroo _Tap 14	Borrowing	31-Oct-17	7-Nov-17	27-Jul-27	AUD 50.00	Mizuho Inter. Plc
TRY 25 million Deep discount Zero coupon Notes	Borrowing	1-Nov-17	8-Nov-17	7-Nov-25	USD 10.54	JP Morgan
AUD 30 million Fixed Rate Notes '' Industrialise Africa ''_ Tap 2	Borrowing	7-Nov-17	14-Nov-17	27-Nov-27	AUD 30.00	Daiwa Capital Markets
USD 2 billion Global Benchmark Bond	Borrowing	8-Nov-17	16-Nov-17	16-Nov-22	USD 2,000.00	Barclays, BNP Paribas, Citi, J.P. Morgan and Wells Fargo
EUR 500 million Fixed Rate Notes	Borrowing	14-Nov-17	21-Nov-17	21-Nov-24	EUR 500.00	HSBC/CACIB/GS

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
BRL 29 million "Clean Energy Bond"	8-Sep-10	19-Oct-10	20-Oct-17	BRL 29
BRL 28 million Fixed Rate Notes	12-Nov-10	21-Dec-10	22-Dec-17	BRL 28
TRY 10.5 million Fixed Rate Notes "Education Bond"	21-Nov-12	20-Dec-12	21-Dec-17	TRY 10.50
ZAR 7 million Fixed Rate Note " Education Bond"	22-Nov-12	20-Dec-12	21-Dec-17	ZAR 7
UGX 34.892 billion Fixed Rate Notes	12-Dec-12	28-Dec-12	28-Dec-17	UGX 34,892
ZAR 650 million Eurobond	2-Dec-14	9-Dec-14	9-Dec-17	ZAR 650
USD 1 billion Global bond	27-Oct-15	3-Nov-15	3-Nov-17	USD 1,000

Matured ECP transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	30-Jun-17	6-Jul-17	29-Dec-17	USD 200	ING
ECP	3-Jul-17	5-Jul-17	5-Oct-17	USD 50	ING
ECP	3-Jul-17	5-Jul-17	5-Oct-17	USD 50	ING
ECP	5-Jul-17	7-Jul-17	6-Oct-17	USD 75	BAML
ECP	5-Jul-17	7-Jul-17	10-Oct-17	USD 50	ING
ECP	6-Jul-17	10-Jul-17	10-Oct-17	USD 200	ING

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

The Bank did not redeem any callable bonds during the Quarter.

2. Attached hereto please find a soft copy of the Bank's quarterly financial statements for the period ending 31 December 2017, as well of its financial report for the full year 2017.

3. With regard to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer